DUNE ENERGY, INC.
                         3050 Post Oak Blvd., Suite 695
                              Houston, Texas 77056

                                                              March 14, 2007

BY EDGAR AND BY FAX

Ms. Anne Nguyen Parker
Division of Corporate Finance
U.S. Securities and Exchange Commission 100 F Street, NE, Mail Stop 7010 Washington, D.C. 20549-7010

         Re:   Dune Energy, Inc.;
               Preliminary Information Statement on Schedule 14C
               Filed February 26, 2007;
               File No. 1-32497

Dear Ms. Parker:

      This letter is submitted by Dune Energy, Inc. (the "Company") in response to the comments conveyed by the Commission in its comment letter of March 13, 2007. The Company is simultaneously herewith filing by EDGAR the Company's Amendment No. 1 to its Preliminary Information Statement on Schedule 14C (the "Amended Information Statement").

      For the benefit of the Commission's staff (the "Staff"), the Amended Information Statement is being made available on a confidential basis under EDGAR as a "marked" document, reflecting the changes to the Preliminary Information Statement on Schedule 14C previously filed by the Company on February 26, 2007, as outlined below.

      Submitted below are the Company's responses to the comments conveyed in the Staff's comment letter of March 13, 2007 (which numbered responses correspond to the numbers in the Staff's letter):

Mr. Anne Nguyen Parker
March 13, 2007
Page 2 of 3

Proposal One

      1. Please supplement your disclosure to specify whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

            The requested disclosure has been made to the first paragraph appearing under "Increase in Number of Authorized Shares" at page 2 of the Amended Information Statement.

      2. Please refer to Release No. 34-15230 and include a description of the negative consequences to shareholders resulting from the increase in authorized shares, including but not limited to, a discussion regarding the possible anti-takeover effects of the increase in authorized shares. In addition, please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

            The requested disclosures have been made in new paragraphs 3 - 8 under "Increase in Number of Authorized Shares" at pages 2 through 4, inclusive, of the Amended Information Statement and in new second paragraph under "Certificate of Amendment of Certificate of Incorporation" at page 4 thereof.

Closing Comments

            As part of the Company's response to the Staff, the undersigned in his capacity as an officer of the Company hereby acknowledges on behalf of the Company that:

                  o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Anne Nguyen Parker
March 13, 2007
Page 3 of 3

                  o the Staff comments or changes to disclosure made by the
            Company in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  o the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

                                      * * *

      Should the Staff have any further questions, please do not hesitate to contact the undersigned at (203) 226-1320 or Matthew S. Cohen, Esq. of Eaton & Van Winkle LLP, as Company counsel, at (212) 561-3602.

                                                     Sincerely,
                                                     Dune Energy, Inc.


                                                     By: /s/ Alan Gaines
                                                         -----------------------
                                                         Name:  Alan Gaines
                                                         Title: Chairman and CEO